SEREFEX CORPORATION
4328 Corporate Square, Suite C
Naples, FL 34104

October 11, 2006

Securities and Exchange Commission
Division of Corporate Finance
Attn: Daniel Lee
100 F Street, N.E.
Washington, D.C. 20549

Re: Serefex Corporation
                              Registration Statement on Form SB-2 Filed July 31, 2006
                              File No.: 333-136174

Dear Mr. Lee:

    The Company hereby requests acceleration of the effective date of the above-captioned Registration Statement to Monday, October 16, 2006 or as soon thereafter as possible.

    If you have any questions concerning this request, please call our corporate counsel, William J. Schifino, Sr. at (813) 221-2626.

Yours truly,

Serefex Corporation

/s/ Brian S. Dunn
Brian S. Dunn
President

W I L L I A M S ♦ S C H I F I N O

WILLIAMS SCHIFINO MANGIONE & STEADY P.A.
ATTORNEYS AT LAW

October 10, 2006

Mr. Mark Shuman
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Serefex Corporation
                              File No. 333-136174

Dear Mr. Shuman:

    I am filing herewith Amendment No. 2 to the subject Company’s Registration Statement responding to the staff’s letter of comment dated September 28, 2006. I am also filing an acceleration request executed by the registrant. The following numbered responses correspond to the numbered comments contained in the comment letter. Please be advised as follows:

1. Following discussions with members of the staff, the number of shares being registered has been reduced from 127,777,778 to 29,500,000. This is made up of 26,722,222 shares underlying the Standby commitment, 2,666,667 shares issued as a commitment fee and 111,111 shares issued to Newbridge. The Company’s float consists of 88,630,265 shares so that the shares being registered represent approximately 1/3 of the float.

2. The entire exhibit list has been included in Item 27.

3. The proper undertaking has been included in Item 28.

4. The accountants are dealing with the 10-KSB comments directly with the staff.

Yours truly,

Williams Schifino Mangione & Steady, P.A.

                         By:  /s/ William S. Schifino
        William J. Schifino, Sr., Esq.